UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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Ra Medical Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36817	38-3661826
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2070 Las Palmas Drive Carlsbad, California	92011
(Address of principal executive offices)	(Zip Code)

Andrew Jackson, Chief Financial Officer	(760) 804-1648
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act) defines “Conflict Minerals” as columbite-tantalite (coltan), cassiterite, wolframite (and their derivatives tantalum, tin and tungsten) and gold, and defines the “Covered Countries” as the Democratic Republic of the Congo or an adjoining country.

Ra Medical Systems, Inc. (“we,” “us” or “our”) is a commercial-stage medical device company leveraging our advanced excimer laser-based platform for use in the treatment of vascular and dermatological immune-mediated inflammatory diseases. We believe our products enhance patients’ quality of life by restoring blood-flow in arteries and clearing chronic skin conditions.

The DABRA laser and single-use catheter, together referred to as DABRA, is used as a tool in the treatment of peripheral artery disease, or PAD, which commonly occurs in the legs. DABRA is cleared by the U.S. Food and Drug Administration, or FDA, as a device for crossing chronic total occlusions, or CTOs, in patients with symptomatic infrainguinal lower extremity vascular disease and with an intended use for ablating a channel in occlusive peripheral vascular disease. DABRA was also granted CE mark approval in Europe in September 2016 for the endovascular treatment of infrainguinal arteries via atherectomy and for crossing total occlusions.  Our Pharos laser is a medical device that we have marketed since October 2004 as a tool for the treatment of proliferative skin conditions including psoriasis, vitiligo, atopic dermatitis, and leukoderma.

From January 1, 2020 through December 31, 2020, we sold certain medical devices that contained Conflict Minerals. In accordance with the rules promulgated pursuant to the Dodd-Frank Act, we conducted a reasonable country of origin inquiry (“RCOI”) with respect to Conflict Minerals that were contained in the medical devices that we sold in 2020.

To conduct our RCOI, we engaged with third party suppliers of parts that we determined contained Conflict Minerals and made inquiries to those suppliers regarding the source of those Conflict Minerals. In making such inquiry, we used the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative to request information from such suppliers about their supply chain and to gather information about the country of origin of the Conflict Minerals contained in our products. We reviewed supplier responses and followed up with suppliers as necessary. All such suppliers provided the name of the smelter that processed such Conflict Minerals and declared that the Conflict Minerals contained in materials supplied to us were not sourced from Covered Countries.

Based on our RCOI, we have no reason to believe that any Conflict Minerals necessary to the functionality or production of the medical devices contracted by us to be manufactured in 2020 originated in the Covered Countries.

In accordance with the requirements under Rule 13p-1, the above disclosure is publicly available in the “Governance—Governance Documents” section under the “Investors” tab of our website at https://ir.ramed.com/governance-docs. The content of our website is referenced herein as required by Rule 13p-1, is provided for general information only and is not incorporated by reference into this report.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ra Medical Systems, Inc.

By:	/s/ Andrew Jackson	Date: 6/1/2021
Andrew Jackson, Chief Financial Officer